UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No. 2)*


WELLS-GARDNER ELECTRIC.


COMMON STOCK

CUSIP Number: 949765101

December 31, 1999
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is field:
	x	ule 13d-1(b)
		Rule 13d-1(c)
		Rule 13d-1(d)

*The remainder of this cover page shall be filled